Peninsula Resources Ltd.

(Formerly Nugget Resources Inc.)

Consolidated Financial Statements

 For the three and six months ended

December 31, 2009 and 2008

(Expressed in Canadian $)

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Page 1	Peninsula Resources Ltd.

Peninsula Resources Ltd.

(Formerly Nugget Resources Inc.)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian $)

	December 31, 2009	June 30, 2009

ASSETS
Current assets
Cash	$281	$34,362
GST recoverable	1,900	1,592
Prepaid expenses	1,078	5,874

	$3,259	$41,828

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current liabilities
Accounts payable and accrued liabilities	$337	$22,947
Due to related parties (Note 7)	4,199	2,154
	4,536	25,101
Shareholders’ equity (deficiency)
Share capital (Notes 8)	2,690,437	2,645,437
Deficit	(2,691,714)	(2,628,710)
	(1,277)	16,727

	$3,259	$41,828

Going Concern and nature of operations (Note 1)

Commitments (Note 9)

The accompanying notes are an integral part of these financial statements.

On behalf of the Board:

Graham C. Reveleigh Director	Charles Ross Director

Page 2	Peninsula Resources Ltd.

Peninsula Resources Ltd.

(Formerly Nugget Resources Inc)

CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT

 (Expressed in Canadian $)

	3 months ended	3 months ended	6 months ended	6 months ended
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008

EXPENSES
Office expense	123	807	865	1,086
Management fees (Note 6)	7,500	7,500	15,000	15,000
Consulting fees	4,875	1,495	6,175	5,525
Professional fees	6,287	16,118	20,787	17,938
Rent	1,500	-	3,000	-
Transfer agent and filing	5,287	4,891	6,621	7,918
Project evaluation costs	7,197	-	10,404	-
Travel and promotion	109	-	191	-
	32,878	30,811	63,043	47,467

Foreign exchange loss (gain)	12	-	(39)	-

Profit (loss) for period	(32,890)	(30,811)	(63,004)	(47,467)

Deficit, beginning of period	(2,658,824)	(2,507,920)	(2,628,710)	(2,491,264)

Deficit, end of period	$(2,691,714)	$(2,538,731)	(2,691,714)	$(2,538,731)

Loss per share	$(0.01)	$(0.01)	(0.02)	$(0.02)

Weighted Average Shares Outstanding	3,657,296	2,961,001	3,659,470	2,668,990

The accompanying notes are an integral part of these financial statements.

Page 3	Peninsula Resources Ltd.

Peninsula Resources Ltd.

(Formerly Nugget Resources Inc)

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (Expressed in Canadian $)

	3 months ended	3 months ended	6 months ended	6 months ended
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008

Cash provided by (used in):
Operating Activities:
Profit (loss) for the period	$(32,890)	$(30,811)	(63,004)	$(47,467)
Accrued management fees	2,625	7,500	2,625	15,000
Accrued consulting fees (Note 6)	-	-	-	-
Impairment of goodwill	-	-	-	-
Net change in non-cash working capital	(12,678)	(18,499)	(18,122)	(107,677)
	(42,943)	(41,810)	(78,501)	(140,144)

Financing Activities
Issue of capital stock	-	-	45,000	319,433
Note payable issued (paid)	-	-	-	(50,000)
Advances from (to) related parties	731	267	(580)	(124,994)
	731	267	44,420	144,439

Increase (decrease) in cash	(42,212)	(41,543)	(34,081)	4,295

Cash and short-term investments at beginning of period	42,493	46,082	34,362	244

Cash and short-term investments at end of period	$281	$4,539	281	$4,539

The accompanying notes are an integral part of these financial statements.

Page 4	Peninsula Resources Ltd.

Peninsula Resources Ltd.

(Formerly Nugget Resources Inc)

Notes to the Consolidated Financial Statements

Three and six months ended December 31, 2009 and 2008

1.

Going concern and nature of operations:

Peninsula Resources Ltd. (“Peninsula” or “Company”) was incorporated on February 22, 1994, in the Province of Alberta. Management intends that the Company shall be engaged in the acquisition and exploration of resource properties.  The Company is listed on the NEX exchange under the symbol PNU.H.

On March 13, 2009 the Company completed the acquisition of Tearlach Resources Limited (Barbados) from Tearlach Resources Limited (Note 5). In April 2009 Tearlach Resources Limited (Barbados) changed its name to Peninsula Resources (Barbados) Limited.  Peninsula Resources (Barbados) was acquired in order to act as a holding company for future acquisitions.

The Company has minimal assets, and no source of cash flow. The financial statements have been prepared in accordance with generally accepted accounting principles that are applicable to a going concern. Under the going concern assumption, a company is viewed as being able to realize its assets and discharge its liabilities in the normal course of operations. However, the use of generally accepted accounting principles applicable to a going concern is potentially inappropriate because there is significant doubt about the appropriateness of the going concern assumption. The global financial collapse of 2008 and the ensuing recession have severely restricted the ability of junior companies to raise equity financing under favourable terms. Given the operating losses accumulated in the last year, the Company’s ability to realize its assets and discharge its liabilities depends on continued support from its shareholders and ultimately on generating future profitable operations. These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

2.

Change of name:

On May 9, 2008, the name of the Company was changed from “Nugget Resources Inc.” to “Peninsula Resources Ltd.”

3.

Interim periods:

The information has been prepared on the same basis as the annual financial statements and in the opinion of the Company’s management, reflects normal recurring adjustments necessary for a fair presentation of the information for the period presented.

Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been omitted. These financial statements should be read in conjunction with the financial statements and notes for the year ended June 30, 2009.

Page 5	Peninsula Resources Ltd.

Peninsula Resources Ltd.

(Formerly Nugget Resources Inc)

Notes to the Consolidated Financial Statements

Three and six months ended December 31, 2009 and 2008

The results of operations for the three and six months ended December 31, 2009 are not necessarily indicative of operating results for the full year. These financial statements have not been audited or reviewed by the Company’s independent auditor.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Peninsula Resources Limited (Barbados) (PB) acquired March 13, 2009.  (Note 5)

All significant intercompany transactions and balances have been eliminated upon consolidation.

4.

Comparative figures:

Certain comparative figures have been reclassified to conform to the current year’s financial statement presentation.

5.

Acquisition of Tearlach Resources Limited (Barbados) (“TB”):

On March 13, 2009 the Company acquired from Tearlach Resources Limited (“Tearlach”), a company with directors in common, all of the issued and outstanding share capital of TB for cash consideration of $15,000.  TB was acquired in order to act as a holding company for acquisitions. Given the costs of setting up a new entity, management decided it was preferential to acquire an existing one.

The Company has accounted for the acquisition of TB using the guidance provided under related party transactions. Under this method the company does not record goodwill, and any gains or losses resulting due to the difference between the assets and liabilities acquired, and the consideration provided, is included in income for the period.  Assets and liabilities of TB have been recorded at their fair values at the date of acquisition.

Reported income of the Company includes the results of operations of TB from the date of acquisition on March 13, 2009.

The allocation of the purchase cost to the assets and liabilities acquired is as follows:

Consideration provided
Cash consideration	$ 15,000
Current liabilities assumed	7,097

Total consideration provided	22,097

Current assets acquired	(4,401)

Loss on acquisition of Tearlach Barbados	$ 17,696

Page 6	Peninsula Resources Ltd.

Peninsula Resources Ltd.

(Formerly Nugget Resources Inc)

Notes to the Consolidated Financial Statements

Three and six months ended December 31, 2009 and 2008

5.

Acquisition of Tearlach Resources Limited (Barbados) (cont’d):

On April 16, 2009 Tearlach Resources Limited (Barbados) changed its name to Peninsula Resources (Barbados) Limited (PB).

6.

Note payable:

On November 8, 2007 the Company received $50,000 from Two Dees Pty. Ltd., an unrelated private company in exchange for a note payable.  The note was unsecured, non-interest bearing and was payable on demand.  The note was repaid on July 28, 2008.

7.

Related Parties:

In the three and six months ended December 31, 2009 the Company entered into the following transactions with related parties:

i) The Company paid $7,500 and $15,000 (2008 - $7,500 and $15,000) in management fees to a company controlled by a director.  The Company repaid net $125 and incurred net $36 (2008 – repaid $nil and $2,833) to the director for expenses paid on behalf of the Company.

At December 31, 2009 $2,661 (June 30, 2009 - $500) was owed to the director and to companies controlled by the director.

ii) The Company paid $4,875 and $6,175 for consulting fees and incurred $169 and $852 for expenses to a director of the Company (2008 – incurred $1,495 and $5,525 for consulting fees and repaid net $92 and $15,862 for consulting fees and expenses). At December 31, 2009 $852 was owed to the director (June 30, 2009 - $nil).

iii) The Company incurred $686 and repaid net $968 (2008 – repaid net $16 and $13,452) to Goldex Resources Corporation (“Goldex” TSX.V: GDX) - a company with a director in common - for regulatory filing costs Goldex paid on the Company’s behalf.

The Company paid $1,500 and $3,000 (2008 - $nil) rent to Goldex. At December 31, 2009 $686 was owed to Goldex (June 30, 2009 - $1,654).

Related party transactions are in the normal course of operations and are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties. All amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

Refer to Note 9.

Page 7	Peninsula Resources Ltd.

Peninsula Resources Ltd.

(Formerly Nugget Resources Inc)

Notes to the Consolidated Financial Statements

Three and six months ended December 31, 2009 and 2008

7.

Related Parties (Cont’d):

Related party payables were as follows:

	December 31, 2009	June 30, 2009
i) Director and companies controlled by the director - for management fees, advances and expenses	$ 2,661	$ 500
ii) Director - for consulting fees and expenses	852	-
iii) Company with a director in common for expenses	686	1,654
	$ 4,199	$ 2,154

8.

Share capital:

Class A common shares (“Common Shares”) Authorized: Unlimited	Number	Amount
Balance at June 30, 2008	1,006,001	2,213,359
Shares issued for cash less financing costs	1,955,000	319,433
Shares issued for exercise of warrants	500,644	112,645
Balance at June 30, 2009	3,461,645	$ 2,645,346

Shares issued for exercise of warrants	199,999	45,000
Balance at December 31, 2009	3,661,644	$ 2,690,346

Pursuant to a resolution passed by the shareholders on December 19, 2007, effective at the opening on Friday, May 9, 2008, the Company consolidated its share capital on a 15 old for 1 new basis, to 1,006,001 common shares issued.

Unless  otherwise   noted,  all  references  to  common  shares,   common  shares outstanding,  average numbers of common shares outstanding and per share amounts in these  Financial  Statements and Notes to Financial  Statements  prior to the effective  date of the  reverse  stock  split have been  restated to reflect the 15:1 share consolidation on a retroactive basis.

In July 2008 the Company completed a non-brokered private placement of 1,955,000 units at $0.17 per unit for proceeds of $332,350 less financing costs of $12,917. Each unit is comprised of one share and one purchase warrant exercisable at $0.225 for a period of one year. The shares were subject to a four month hold ending November 4, 2008.

In February, 2009 the Company issued 500,644 common shares at $0.225 per share upon the exercise of warrants for total proceeds of $112,645.

Page 8	Peninsula Resources Ltd.

Peninsula Resources Ltd.

(Formerly Nugget Resources Inc)

Notes to the Consolidated Financial Statements

Three and six months ended December 31, 2009 and 2008

8.

Share capital (cont’d):

In July 2009 the Company issued 199,999 common shares at $0.225 per share upon the exercise of warrants for total proceeds of $45,000.

Warrants

The Company had outstanding warrants entitling the holders to purchase an aggregate of common shares as follows:

	December 31, 2009		June 30, 2009
Expiry Date	Warrants	Weighted Average Exercise Price	Warrants	Weighted Average Exercise Price
July 2, 2009	-	-	1,454,356	$ 0.225

A summary of the Company’s warrants and changes during the year ended June 30, 2009 presented below:

	Three months ended			Year ended
	September 30, 2009			June 30, 2009
	Number of Common Shares Subject to Warrants	Weighted Average Exercise Price per Share	Weighted Average Remaining Life in Years	Number of Common Shares Subject to Warrants	Weighted Average Exercise Price per Share	Weighted Average Remaining Life in Years
Outstanding, beginning of period	1,454,356	$ 0.225	0.01	-	$ -	-
Granted	-	-	-	1,955,000	0.225	1.00
Exercised	(199,999)	0.225	-	(500,644)	-	-
Expired	(1,254,357)	0.225	-
Outstanding, end of period	-	$ -	-	1,454,356	$ 0.225	0.01

On July 3, 2009 1,254,357 warrants expired unexercised.

9.

Commitments:

On July 1, 2006, as extended to July 1, 2010, the Company entered into an agreement with a company controlled by a director, for consulting services for $2,500 per month.

Page 9	Peninsula Resources Ltd.

Peninsula Resources Ltd.

(Formerly Nugget Resources Inc)

Notes to the Consolidated Financial Statements

Three and six months ended December 31, 2009 and 2008

10.

Segmented Information:

The Company's assets are located in the following geographic locations:

	December 31, 2009	June 30, 2009

Canada	$ 3,259	$ 39,153
Barbados	-	2,675

	$ 3,259	$ 41,828

The Company's losses from operations in the six months ended December 31, 2009 and 2008 were incurred as follows:

	Six months ended	Six months ended
	December 31, 2009	December 31, 2008

Canada	$ 60,722	$ 47,467
Barbados	2,282	-

	$ 63,004	$ 47,467

11.

Financial instruments and risk management:

Management of Industry Risk

Management’s intention is to engage in mineral or oil and gas exploration activities and anticipates that upon commencement of operations it will manage related industry risk issues directly. The Company’s activities may expose it to potential environmental liability risk for recovery costs.

Management of Financial Risk

The Company’s financial instruments are exposed to certain financial risks, which include credit risk, liquidity risk, and market risk.

determined by rating agencies. In addition the Company generates no revenue and is thus not exposed to significant credit concentration risk on its revenues.

Page 10	Peninsula Resources Ltd.

Peninsula Resources Ltd.

(Formerly Nugget Resources Inc)

Notes to the Consolidated Financial Statements

Three and six months ended December 31, 2009 and 2008

11.

Financial instruments and risk management (Cont’d):

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank account. As the Company’s cash is mainly held by one Canadian bank, there is a concentration of credit risk with this bank. This risk is managed by using a major bank that is a high credit quality financial institution.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient funds to meet its financial obligations when they are due. To manage liquidity risk, the Company reviews additional sources of capital and replacement debt structures to continue its operations and discharge its commitments as they become due. The Company ensures that there is sufficient capital in order to meet short-term operating requirements, after taking into account the Company’s holdings of cash. The Company’s cash are invested in business bank accounts and short term interest bearing instruments and are available on demand.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: currency risk, interest rate risk and price risk.

Currency risk

The Company’s functional currency is the Canadian dollar.  The functional currency of its subsidiary Peninsula Resources Barbados is the US dollar. Therefore the Company is subject to foreign currency fluctuations in satisfying obligations related to its foreign activities

The Company does not maintain significant cash or cash equivalents or other monetary assets or liabilities in foreign countries. At June 30, 2009 the company had no cash or cash-equivalent in a foreign currency.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is not exposed to significant interest rate risk.

Price risk

The Company is not exposed to significant commodity price risk as the Company has not commenced exploration activities.

The Company does not engage in any form of derivative or hedging instruments.

Page 11	Peninsula Resources Ltd.